UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: January 21, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated January 20, 2014, entitled “2014 Business Strategy”.
Exhibit 99.2	Press Release dated January 20, 2014, entitled “CNOOC Limited Announces its 2014 Business Strategy and Development Plan”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

2014 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2014.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2012 Annual Report on Form 20-F filed on 24 April 2013.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2014.

The total targeted net production of the Company in 2014 is 422 million to 435 million barrels of oil equivalent (BOE)*, including 69 million BOE as a result of the acquisition of Nexen Inc. (Nexen) (assuming Brent at US$102.0/barrel). The Company’s net production for 2013 is estimated to be approximately 412 million BOE*, including 61 million BOE as a result of the acquisition of Nexen (assuming Brent at US$108.8/barrel).

In 2014, 7 to 10 new projects of the Company are expected to come on stream. Kenli 3-2 project, located in Southern Bohai, is expected to reach a peak production of around 37 thousand BOE per day; Qinhuangdao 32-6 comprehensive adjustment project, located in Central Bohai, is expected to reach a peak production of around 36 thousand barrels per day; Enping 24-2 project, located in North Pearl River Mouth Basin, is expected to reach a peak production of around 40 thousand barrels per day. The above projects will greatly facilitate the production growth in offshore China. Moreover, Golden Eagle project in the North Sea of United Kingdom is expected to reach a peak production of around 70 thousand BOE per day. The Company holds 36.5% interest of the Golden

1

Eagle project and acts as the operator. The Company expects a busy construction pipeline with about twenty new projects under construction during the year of 2014. The Company maintains its production growth target of 2011 to 2015.

In 2014, the Company plans to drill approximately 155 exploration wells and acquire approximately 26.7 thousand kilometers 2-Dimensional (2D) seismic data as well as approximately 19.4 thousand square kilometers 3-Dimensional (3D) seismic data. The Company will continue to implement an intensive exploration program and strengthen deepwater exploration in the year of 2014. The Company aims to achieve a reserve replacement ratio (RRR) of over 100% in 2014.

In 2014, in order to strengthen its exploration and development activities, the Company’s total capital expenditure is expected to reach RMB105.0 billion to 120.0 billion (with Nexen accounting for around 19%), among which, the capital expenditures for exploration, development and production account for around 19%, 65%, and 14%, respectively. The Company expects that such capital expenditure will strongly support its production and reserve growth in the future.

*Including our interest in equity-accounted investees.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 20 January 2014

2

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Lv Bo
Zhang Jianwei
Wang Jiaxiang

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2012 Annual Report on Form 20-F filed on 24 April 2013. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

3

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces its 2014 Business Strategy and Development Plan

(Hong Kong, January 20, 2014) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) today announced a summary of the Company’s business strategy and development plan for the year 2014.

The Company’s net production target of 2014 is in the range of 422 to 435 million barrels of oil equivalent (BOE), including approximately 69 million BOE as a result of the acquisition of Nexen Inc. (Nexen). The Company’s net production for 2013 is estimated to be around 412 million BOE, including 61 million BOE of production as a result of the acquisition of Nexen.

During 2014, the Company expects 7 to 10 new projects to come on stream. Independent oilfields Kenli 3-2 and Qinhuangdao 32-6 comprehensive adjustment project under the PSC contract, both located in Bohai, are expected to reach a peak daily production at around 37 thousand BOE and 36 thousand barrels respectively. Enping 24-2 project, located in Pearl River Mouth Basin, is expected to reach a peak daily production at around 40 thousand barrels. First oil from the Golden Eagle development in the UK North Sea, in which the Company holds a 36.5% working interest and acts as the operator, is expected in late 2014. Once fully commissioned, Golden Eagle is expected to reach a peak daily production of up to 70,000 BOE. In 2014, the Company expects a busy pipeline of engineering and construction with about 20 new projects under construction.

The Company has an extensive exploration program this year and plans to drill roughly 155 exploration wells and acquire approximately 26.7 thousand kilometers of 2-Dimensional (2D) seismic data as well as approximately 19.4 thousand square kilometers of 3-Dimensional (3D) seismic data. Within the year, the Company will continue to strengthen the deepwater exploration. In 2014, the Company is targeted to a reserve replacement ratio (RRR) of over 100%.

In 2014, in order to support a sustainable growth by enhancing exploration and development operation, the Company expects to incur a total capital expenditure of RMB 105 to 120 billion (with Nexen accounting for around 19%), in which the capital expenditures for exploration, development and production represent 19%, 65% and 14% respectively. The Company expects such capital expenditure will strongly support its production and reserve growth in the future.

Mr. Zhong Hua, CFO of the Company commented, “Experiencing the upward trend on costs in the industry this year, the Company will utilize capital more prudently through the capex plan to support the development of the Company in the future.”

Mr. Li Fanrong, CEO of the Company commented, “We maintain our production target of 6-10% CAGR from 2011-2015. To accomplish this during 2014, we will stick with the Company’s strategic goals and strengthen exploration and development activities in order to create excellent returns for our shareholders.”

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990
E-mail: cathy.zhang@hkstrategies.com